Incapital LLC
200 South Wacker Drive, Suite 3700
Chicago, Illinois 60606

July 27, 2012

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:                                    Incapital Unit Trust, Series 8
File No. 333-182252

Ladies/Gentlemen:

The undersigned, Incapital Unit Trust, Series 8 (the “Trust”), by Incapital LLC, as the sponsor and depositor of the Trust and of the units covered by the subject Registration Statement, pursuant to the provisions of Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, hereby respectfully requests that the Securities and Exchange Commission consent to the filing of the amendment to the Registration Statement and grant acceleration of the effectiveness of said Registration Statement, as amended, so that the same may become effective as early as practicable on August 1, 2012 or as soon thereafter as possible.

Very truly yours,

Incapital Unit Trust, Series 8

By: Incapital LLC

By:	/s/ Thomas Belka
Thomas Belka
Executive Director